FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of December 2018

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . .. . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

SANTANDER UK GROUP HOLDINGS PLC AND SANTANDER UK PLC (together "Santander UK"): DIRECTOR CHANGES

13 December 2018

Santander UK announces the appointment of Susan Allen as Head of Retail and Business Banking and as an Executive Director of Santander UK with effect from 1 January 2019, replacing Javier San Felix who steps down from those positions on 31 December 2018.

Shriti Vadera, Board Chair, said:

“I am delighted to welcome Susan to the Board. She brings extensive banking experience across both Retail and Corporate and is already a key member of our leadership team.

On behalf of the Board, I would also like to take the opportunity to thank Javier for his contribution to Santander UK over the last three years. He has been a valued member of our management team and Board and we wish him well as he returns to Group.”

- Ends -

BIOGRAPHICAL DETAILS

Susan has extensive experience in the Banking sector following a career spanning over 25 years. Susan joined Santander in 2015 as MD, Retail Banking before being appointed as Chief Transformation Officer the same year. In March 2017 she was appointed as Head of Retail Distribution (responsible for all Branch, Contact Centre and ATM teams). Prior to joining Santander UK, she held a number of significant roles at RBS including CEO, Customer Solutions Group Corporate Banking (2012-2015); Managing Director, UK Retail (2009-2012); Director, Corporate & Commercial Operations (2007-2009); Head of Domestic Banking (2005-2007); Head of Business Strategy, CIB (2002-2005); and Head of Strategy & Performance Management (1999-2002).

For media enquiries, please contact:

Andy Smith, Head of Media Relations

Tel: +44 (0) 20 7756 4212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 13 December 2018	By / s / Marc Boston
(Authorised Signatory)